U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                 AMENDMENT NO. 1
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            GOLD BOND RESOURCES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

STATE  OF  WASHINGTON                                       91- 0757753
---------------------                               ----------------------------
(State  or other jurisdiction of incorporation or organization)          (I.R.S.
Employer  Identification  No.)

12210  CARSTENS  RD.
REARDAN,  WA                                                      99029
-------------------------------                                   -----
(Address  of  principal  executive  offices)                    (Zip  Code)

(Issuer's  telephone  number,  including area code)               (509) 796-2295

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

Title  of  each  class  to  be  so  registered:   NONE
Name  of each exchange on which each class is to  be  registered:  NONE.

Securities  registered  under  Section  12(g)  of  the  Act:

COMMON  STOCK
-------------
(Title  of  class)

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS

HISTORY
-------

Gold Bond Resources, Inc. (the "Company" or the "Registrant"), was incorporated on July 30, 1935, under the laws of the State of Washington. The Company, originally named Gold Bond Mining Company was formed to engage in the acquisition, exploration, development and, if warranted, the mining of precious metals, primarily gold, silver and associated minerals. In 1935 and 1936, the Company acquired various mining claims near the Blewitt Mining District of Chelan County, Washington. The Company has been in the developmental stage since inception and has no operations to date.

In 1999, the Company's management determined that the future possibilities of mine development of the properties were remote and decided to sell the properties, allowing it to retire its financial obligations and generate working capital to locate other business opportunities.

In June, 2000 the Board of Directors of the Company elected to commence implementation of the Company's principal business purpose, described below under "Item 2, Plan of Operation and to proceed with filing a Form 10-SB. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

RISK  FACTORS
-------------

The Company's business is subject to numerous risk factors, including the following:

NO  REVENUE  AND  MINIMAL  ASSETS.
The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

SPECULATIVE  NATURE  OF  COMPANY'S  PROPOSED  OPERATIONS.
The success of the Company's proposed plan of operation will depend, to a great extent, on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION.
The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED  MANAGEMENT  CONTROL,  LIMITED  TIME  AVAILABILITY.
While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS  OF  INTEREST  -  GENERAL.
The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business.

REPORTING  REQUIREMENTS  MAY  DELAY  OR  PRECLUDE  ACQUISITION.
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK  OF  MARKET  RESEARCH  OR  MARKETING  ORGANIZATION.
The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK  OF  DIVERSIFICATION.
The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION.
Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE  CHANGE  IN  CONTROL  AND  MANAGEMENT.
A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. The resulting change in control of the Company will likely result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and would most likely result in a change in control or management of the Company.

TAXATION.
Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

EMPLOYEES
---------

The Company has no paid employees. None of the Company's executive officers are employed by the Company. Management services are provided on an "as-needed" basis without compensation, generally less than five hours per week. The Company has no oral or written contracts for services with any member of management.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company's operations pursuant to which any person would be hired, compensated or paid a finder's fee.

COMPETITION
-----------

The Company is and will remain an insignificant participant among the firms that engage in mergers with and acquisitions of privately financed entities. Many established venture capital and financial concerns have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's limited financial resources and limited management availability, the Company will continue to be at a significant disadvantage compared to the Company's competitors.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

PLAN  OF  OPERATION
-------------------

The Registrant intends to seek to acquire assets or shares of an entity actively engaged in business in exchange for its securities. The Registrant has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement. While the Company will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction. The Registrant has no full time employees. The Registrant's officers have agreed to allocate a portion of their time to the activities of the Registrant, without compensation. Management anticipates that the business plan of the Company can be implemented by an officer devoting an aggregate of approximately 5 hours per week to the business affairs of the Company. Conflicts of interest may arise with respect to the limited time commitment by such officers. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS." In addition, the Company's officers and directors may, in the future, become involved with other companies, which have a business purpose similar to that of the Company. As a result, additional conflicts of interest may arise in the future.

The Company is filing this registration statement on a voluntary basis because the primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Registrant. The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "PART II ITEM 5, INDEMNIFICATION OF DIRECTORS AND OFFICERS."

GENERAL  BUSINESS  PLAN
-----------------------

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the
Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another. The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries. The primary method the Company will use to find potential merger or acquisition candidates will be to run classified ads seeking companies, which are looking to merge with a public shell. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The 34 Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers or through advertising the Company's availability for acquisition. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. The Company will not acquire or merger with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction. Management of the Company, while not especially experienced in matters relating to the new business of the Company, will rely primarily upon their own efforts to accomplish the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

ACQUISITION  OF  OPPORTUNITIES
------------------------------

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders. It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code"). With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders. The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms. As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company.

COMPETITION
-----------

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM  3.     DESCRIPTION  OF  PROPERTY

The Company has no properties. The Company presently operates from office space provided on a rent-free basis by the Company's president, W. Sherwin Broadhead. In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

(A)     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS
---     ----------------------------------------------------

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities at December 31, 2000.

(1)              (2)                          (3)              (4)
Title of  Name  and  Address         Amount and Nature of   Percent
Class     of  Beneficial  Owner      Beneficial  Ownership  of  Class*
--------  -------------------------  ---------------------  ----------

Common    W.  Sherwin  Broadhead              526,000           5.7%
          12210  N.  Carstens  Rd.
          Reardan,  WA  99029
Common    John  R.  Coghlan                   800,000           8.7%
          5102  S.  Morrill  Lane
          Spokane,  WA  99223
Common    Carole  Dunne                     1,400,000          15.2%
          5105  Sunward  Drive
          Spokane,  WA  99223
Common    Robert  W.  O'Brien               1,795,585          19.6%
          1511  S.  Riegel  Ct.
          Spokane,  WA  99212

*  Based  on  9,169,999 shares of Common Stock outstanding on December 31, 2000.

(B) SECURITY OWNERSHIP OF MANAGEMENT
------------------------------------

The following table sets forth certain information as of December 31, 2000 regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange
Act) by each director, each of the named executive officers and directors and officers as a group.

(1)              (2)                          (3)              (4)
Title of  Name  and  Address         Amount and Nature of   Percent
Class     of  Beneficial  Owner      Beneficial  Ownership  of  Class*
--------  -------------------------  ---------------------  ----------
Common    W.  Sherwin  Broadhead               526,000           5.7%
          12210  N.  Carstens  Rd.
          Reardan,  WA  99029
Common    Michael  L.  McLaughlin              170,000           1.9%
          2615  S.  Adams  Rd.
          Veradale,  WA  99037
Common    Robert  W.  O'Brien                1,795,585          19.6%
          1511  S.  Riegel  Ct.
          Spokane,  WA  99212
Common    Total  of  all  officers           2,491,585          27.2%
          and directors (3 individuals):

*Based  on  9,169,999  shares  of Common Stock outstanding on December 31, 2000.

(C)  CHANGES  IN  CONTROL
      --------------------

There are no arrangements known to the Registrant the operation of which may at a subsequent time result in the change of control of the Registrant.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Name                    Age    Office  with the Company     Appointed to Office
----------------------  ---    ------------------------     -------------------
W. Sherwin Broadhead     70    Director                           1985
                               President                          2000
Michael L. McLaughlin    67    Director                           2000
                               Vice-President                     2000
Robert W. O'Brien        65    Director                           2000
                               Sec.  /  Treasurer                 2000

W. Sherwin Broadhead - Mr. Broadhead has been a Director of the Company for more than 14 years. He has served as President and Vice-President of the Company for the last 10 years. Most recently he has held the position of President since May 2000. Mr. Broadhead graduated from the University of Idaho with a degree in Political Science and from George Washington University with a Juris Doctorate degree. From 1981 to 1996, Mr. Broadhead owned and operated a grocery store in Reardan, Washington. Since 1996, Mr. Broadhead has been semi-retired and has been self-employed in property management

Michael L. McLaughlin - Mr. McLaughlin has served as a Director of the Company since May 2000 and as the Vice-President of the Company since June 2000. Mr.
McLaughlin graduated from Gonzaga University with a degree in Business Administration. Mr. McLaughlin has been retired from full time employment since 1992, at which time he sold financing for IBM Credit Corp. Since 1980, Mr. McLaughlin has been employed part-time by the Washington State Horse Racing Commission as an auditor for satellite racing facilities.

Robert W. O'Brien - Mr. O'Brien has served as a Director and Treasurer of the Company since May 2000 and as Secretary of the Company since June 2000. Mr. O'Brien graduated from Gonzaga University with a BA degree in Economics. Since July 1996, Mr. O'Brien has been the sole owner and manager of Spokane Quotation Bureau, LLC, a company which publishes stock quotations for companies traded over-the-counter. From 1985 to October 1995, Mr. O'Brien was a Director and Secretary/Treasurer of Inland Gold and Silver, now Inland Resources, Inc., a pubic company traded on the NASDAQ supervised Bulletin Board.

ITEM  6.     EXECUTIVE  COMPENSATION

The Chief Executive Officer of the Company, W. Sherwin Broadhead, receives no fixed annual compensation for his services rendered to the Company. Mr. Broadhead's compensation for the Company's most last three completed fiscal years is as set out below:

Summary  Compensation  Table
                                                        Long-Term Compensation
          Annual  Compensation                     Awards                 Payouts
-------------------------------------------  ----------------------  ------------------
(a)             (b)    (c)    (d)     (e)    (f)         (g)         (h)     (i)
Name                                 Other   Restricted  Securities
and             Fiscal               Annual  Stock       Underlying  LTIP     All Other
Principal       Year  Salary  Bonus  Comp.   Awards(1)   Options/    Payouts  Comp.
Position               ($)     ($)    ($)     ($)        SARs(#)      ($)      ($)
--------------  ----  ------  -----  ------  ----------  ----------  -------  ---------
W. Sherwin
Broadhead,      2000    $0      $0      $0      $375       -0-         $0        $0
Director
('85-'00)       1999    $0      $0      $0      $0         -0-         $0        $0
President
(2000)          1998    $0      $0      $0      $0         -0-         $0        $0

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

There have been no other transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

The Company's Articles of Incorporation do not prohibit transactions in which the Company's promoters, management, affiliates or associates directly or indirectly have an interest. Therefore, there is (always) a "present potential" that the Company may acquire or merge with a business or company in which the Company's promoters, management, affiliates or associates directly or indirectly have an interest, there is however, no present or contemplated intent that such an event may occur. In structuring any such transaction, the directors would be bound by their fiduciary duty to act in the best interest of the Company's shareholders. In the event that management's fiduciary duties were compromised any available remedy under applicable law would likely be prohibitively expensive and time consuming.

ITEM  8.     DESCRIPTION  OF  SECURITIES

The Company is authorized to issue 100,000,000 shares of its $0.001 par value Common Stock. At December 31, 2000 there were 9,169,999 shares issued and outstanding held by 956 shareholders of record.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Common Stock of the Company is traded on the "Pink Sheets" under the symbol "GOBM". The following table shows the high and low quoted prices for the Common Stock during each quarter since January 1, 1998.

                             Closing  Bid               Closing  Ask
                             -----------------          -----------------
Calendar  Year               High          Low          High          Low
--------------               ----          ---          ----          ---
1998:
First  Quarter               Unpriced
Second  Quarter              Unpriced
Third  Quarter               .001          .001          .25          .25
Fourth  Quarter              .001          .001          .25          .25

1999:
First  Quarter               .001          .001          .25          .25
Second  Quarter              .001          .001          .25          .25
Third  Quarter               .005          .001          .25          .10
Fourth  Quarter              .005          .005          .10          .10

2000:
First  Quarter               .005          .005          .10          .10
Second  Quarter              .005          .005          .10          .10
Third  Quarter               .01           .005          .10          .10
Fourth  Quarter              .02           .01           .10          .10

                              Closing  Bid                 Closing  Ask
January  10,  2001                .02                          .25

Such  over-the-counter  market  quotations  reflect inter-dealer priced, without
retail  mark-up,   mark-down  or  commission.   They  do  not  represent  actual
transactions  and  have  not  been  adjusted  for  stock  splits.

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain any future earnings to finance its operations.

As of December 31, 2000 there were 956 shareholders of record of the Company's common stock

ITEM  2.     LEGAL  PROCEEDINGS

Neither the Registrant nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

During the Registrant's two most recent fiscal years and any later interim periods neither the principal accountant nor a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

In March 2000, the Company issued 375,000 shares of common stock to individuals who were officers and directors of the Company. The shares were issued at a deemed price of $0.005 per share. Since March 2000, the Company sold has sold 5,461,172 shares of common stock at a price of $0.005 per share. The shares were sold to three directors of the Company and three individual investors, each of whom was accredited and sophisticated.

Each of the sales w made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation DEach of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required

None of the shares were offered by means of advertising or general solicitation. No commissions were paid directly or indirectly to any person in connection with the offer or sale of any of the securities to U.S. residents.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Although the Company's Articles of Incorporation and By Laws do not address the subject of indemnification, Washington Law permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Under Washington Law the general statutory scheme for corporate indemnification of directors and officers has both permissive and mandatory aspects. It allows, but does not require the Company to indemnify in a wide variety of circumstances and requires the Company to indemnify in others. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

                                TABLE OF CONTENTS
                          INTERIM FINANCIAL STATEMENTS


                                                                            Page

Balance  Sheets,  October  31,  2000  (Unaudited)  and  July  31,  2000      1

Statements  of  Operations  for  the  three-month  periods  ended
October  31,  2000  and  1999  (Unaudited)                                   2

Statements  of  Cash  Flows  for  the  three-month  periods  ended
October  31,  2000  and  1999  (Unaudited)                                   3

Notes  to  Financial  Statements                                             4

GOLD  BOND  RESOURCES,  INC.
BALANCE  SHEETS
October  31,  2000  and  July  31,  2000
(UNAUDITED)


                                                    OCTOBER  31,      JULY  31,
                                                        2000             2000
                                                   --------------  --------------
ASSETS

CURRENT  ASSETS:
  Cash                                             $      24,181   $      8,139
  Prepaid  legal  expenses                                                5,000
                                                   --------------  --------------

TOTAL  ASSETS                                      $      24,181   $      13,139
                                                   ==============  ==============

                              STOCKHOLDERS' DEFICIT

STOCKHOLDERS'  DEFICIT:
  Common  stock,  $0.001  par  value;
    100,000,000 shares authorized; 9,169,999 and
    5,969,999  shares  issued  and  outstanding           9,170            5,970
  Additional  paid-in  capital                          186,702          173,902
  Accumulated  deficit                                 (171,691)        (166,733)
                                                   --------------  --------------
Total  stockholders'  deficit                            24,181           13,139
                                                   --------------  --------------

TOTAL  STOCKHOLDERS'  DEFICIT                      $     24,181    $      13,139
                                                   ==============  ==============
























   The accompanying notes are an integral part of these financial statements.

GOLD  BOND  RESOURCES,  INC.
STATEMENTS  OF  OPERATIONS
For the three-month periods ended October 31, 2000 and 1999
(Unaudited)




                                                    OCTOBER  31,    OCTOBER  31,
                                                        2000           1999
                                                   --------------  --------------
OPERATING  EXPENSES:

Mineral  property  maintenance  expenses                           $       2,300
General  and  administrative  expenses             $       5,049
                                                   --------------  --------------
                                                           5,049           2,300

OTHER  (EXPENSES)  INCOME:
      Interest  income                                        91               5
     Interest  expense                                                      (136)
                                                   --------------  --------------
                                                              91            (131)

NET  LOSS                                          $      (4,958)  $      (2,431)
                                                   ==============  ==============


NET  LOSS  PER  SHARE-BASIC                        $         Nil   $         Nil
                                                   ==============  ==============


WEIGHTED  AVERAGE  COMMON
SHARES  OUTSTANDING-BASIC                              6,379,782       3,333,829
                                                   ==============  ==============






















   The accompanying notes are an integral part of these financial statements.

GOLD  BOND  RESOURCES,  INC.
STATEMENTS  OF  CASH  FLOWS
For  the  three-month  periods  ended  October  31,  2000  and  1999
(Unaudited)




                                                    OCTOBER  31,    OCTOBER  31,
                                                        2000           1999
                                                   --------------  --------------

Cash  flows  from  operating  activities:
  Net  loss                                        $     (4,958)   $      (2,431)
  Adjustments to reconcile net loss to net cash
    used  by  operating  activities:
  Change  in:
     Prepaid  legal  expenses                             5,000
     Accrued  interest  payable                                              136
                                                   --------------  --------------
Net cash provided (used) by operating activities              42          (2,295)
                                                   --------------  --------------

Cash  flows  from  financing  activities:
   Advances  from  stockholders                                            2,300
   Sales  of  common  stock  for  cash                    16,000
                                                   --------------  --------------
Net  cash  provided  by  financing  activities            16,000           2,300
                                                   --------------  --------------

Net  change  in  cash                                     16,042                5
Cash,  beginning  of  period                               8,139              181
                                                   --------------  --------------

Cash,  end  of  period                             $      24,181   $         186
                                                   ==============  ==============






















   The accompanying notes are an integral part of these financial statements.
                                        3

GOLD  BOND  RESOURCES,  INC.
NOTES  TO  FINANCIAL  STATEMENTS


1.       BASIS  OF  PRESENTATION

The unaudited interim financial information as of October 31, 2000, and for the three months ended October 31, 2000 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments necessary for a fair presentation of this interim information. Operating results for the three months ended October 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending July 31, 2001. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's July 31, 2000 audited financial statements.

2.       SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES - Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

LOSS PER SHARE - Basic loss per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Net loss per share amounts are based on the weighted average number of common stock shares outstanding during each period.

























                                            4




REPORT  OF  INDEPENDENT  ACCOUNTANTS

To the Board of Directors of
Gold Bond Resources, Inc.

We have audited the accompanying balance sheets of Gold Bond Resources, Inc., a Washington Corporation, as of July 31, 2000 and 1999, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended July 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with   generally  accepted  auditing
standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the  amounts and disclosures in the financial statements. An audit also includes assessing  the  accounting  principles  used  and  significant estimates made by management,  as well as evaluating the overall financial statement presentation.
We  believe  that  our  audit  provides  a  reasonable  basis  for  our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Bond Resources, Inc. as of July 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended July 31, 2000 and 1999, in conformity with generally accepted accounting principles.



/s/ DeCoria, Maichel & Teague, PS



DeCoria,  Maichel  &  Teague  PS
Spokane,  Washington
October  23,  2000



























                                TABLE OF CONTENTS


                                                                            Page

Balance  Sheets,  July  31,  2000  and  1999                                   1

Statements  of  Operations  for  the  years  ended  July 31, 2000 and 1999     2

Statements  of  Cash  Flows  for  the  years  ended July 31, 2000 and 1999     3

Statements  of  Changes  in  Stockholders'  Deficit
for  the  years  ended  July  31,  2000  and  1999                             4

Notes  to  Financial  Statements                                             5-7










































GOLD  BOND  RESOURCES,  INC.
BALANCE  SHEETS
July  31,  2000  and  1999




                                                  2000               1999
                                             ---------------   ---------------

ASSETS

CURRENT  ASSETS:
     Cash                                    $        8,139    $          181
     Prepaid  legal  expenses                         5,000               -
                                             ---------------   ---------------
              Total  current  assets                 13,139               181

FIXED  ASSETS:
     Mineral  properties                                -              12,500
                                             ---------------   ---------------

TOTAL  ASSETS                                $       13,139    $       12,681
                                             ===============   ===============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT  LIABILITIES:
     Accounts  payable                                         $          600
     Accrued officer compensation                                       4,000
     Advances  payable  to  stockholders                                6,800
     Accrued  interest  payable                                         1,046
                                             ---------------   ---------------
          Total  current  liabilities                                  12,446
                                             ---------------   ---------------

STOCKHOLDERS'  DEFICIT:
     Common stock, $0.001  par  value;
       100,000,000 shares authorized;
       5,969,999 shares issued and
       outstanding                                   5,970               -
     Common stock, $0.05 par value;
       4,500,000 shares authorized;
       3,333,829 shares issued and
       outstanding                                     -              166,691
     Additional  paid-in  capital                  173,902                -
     Accumulated  deficit                         (166,733)          (166,456)
                                             ---------------   ---------------

          Total  stockholders'  deficit             13,139                235
                                             ---------------   ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT  $      13,139     $       12,681
                                             ===============   ===============



   The accompanying notes are an integral part of these financial statements.
                                        1



GOLD  BOND  RESOURCES,  INC.
STATEMENTS  OF  OPERATIONS
For  the  years  ended  July  31,  2000  and  1999



                                                  2000               1999
                                             ---------------   ---------------

OPERATING  EXPENSES:

Mineral  property  maintenance  expenses     $        2,300    $        2,300
General  and  administrative  expenses                6,566               413
                                             ---------------   ---------------
                                                      8,866             2,713
OTHER  (EXPENSES)  INCOME:

Interest  income                                         65                 5
Interest  expense                                      (446)             (524)
Gain  on  sale  of  mineral  properties               8,970               -
                                             ---------------   ---------------

                                                      8,589               519

NET  LOSS                                    $         (277)   $       (3,232)
                                             ===============   ===============


NET  LOSS  PER  SHARE-BASIC                  $          Nil    $           Nil
                                             ===============   ===============


WEIGHTED  AVERAGE  COMMON
SHARES  OUTSTANDING-BASIC                         4,770,391         3,333,829
                                             ===============   ===============






















   The accompanying notes are an integral part of these financial statements.
                                        2



GOLD  BOND  RESOURCES,  INC.
STATEMENTS  OF  CASH  FLOWS
For  the  years  ended  July  31,  2000  and  1999


                                                  2000               1999
                                             ---------------   ---------------

Cash flows from operating activities:
  Net  loss                                  $         (277)   $        (3,232)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
     Common stock issued for directors'
       compensation                                   1,875
     Gain on sale of mineral properties              (8,970)
  Change in:
     Prepaid  legal  expenses                        (5,000)
     Accounts  payable                                 (600)
     Accrued  officer  compensation                  (4,000)
     Accrued  interest  payable                      (1,046)
                                             ---------------   ---------------

Net cash used by operating activities               (18,018)           (3,232)
                                             ---------------   ---------------

Cash  flows  from  investing  activities:
   Proceeds from sale of mineral properties          21,470
                                             ---------------   ---------------
 Net cash provided by investing activities           21,470
                                             ---------------   ---------------

Cash  flows  from  financing  activities:
   Advances  from  stockholders                       2,300
   Payments of advances from stockholders            (9,100)
   Sales  of  common  stock  for  cash               11,306
                                             ---------------   ---------------
Net cash provided by financing activities             4,506
                                             ---------------   ---------------

Net change in cash                                    7,958              (908)
Cash, beginning of year                                 181             1,089
                                             ---------------   ---------------

Cash,  end  of  year                         $        8,139    $          181
                                             ===============   ===============

Supplemental disclosure of cash flow information:

   Cash paid during the year for interest    $        1,492    $            0
                                             ===============   ===============









   The accompanying notes are an integral part of these financial statements.
                                        3

GOLD  BOND  RESOURCES,  INC.
STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS'  DEFICIT
For  the  years  ended  July  31,  2000  and  1999


                                               ADDITIONAL
                         COMMON  STOCK           PAID-IN     ACCUMULATED
                    SHARES          AMOUNT       CAPITAL       DEFICIT       TOTALS
                  ------------  ------------  ------------  ------------  ------------
BALANCE,
 July 31, 1998      3,333,829   $   166,691           -      $ (163,224)   $     3,467

Net  loss                 -             -             -          (3,232)        (3,232)
                  ------------  ------------  ------------  ------------  ------------

BALANCE,
  July 31, 1999     3,333,829        166,691          -        (166,456)          235

Change in par value
  of common stock         -         (163,358)     163,358           -             -

Common stock issued
  for directors'
  compensation
  ($0.005 per share)  375,000            375          -           1,500         1,875

Common stock issued
  for cash ($0.005
  per  share)       2,261,170          2,261          -           9,044        11,306

Net  loss                 -              -            -            (277)         (277)
                  ------------  ------------  ------------  ------------  ------------

BALANCE,
  July 31, 2000     5,969,999   $     5,970   $   173,902   $  (166,733)  $    13,139
                  ============  ============  ============  ============  ============





















   The accompanying notes are an integral part of these financial statements.
                                        4

GOLD  BOND  RESOURCES,  INC.
NOTES  TO  FINANCIAL  STATEMENTS


1.       DESCRIPTION  OF  BUSINESS

Gold Bond Resources, Inc. ("Gold Bond" or the "Company") is a Washington Corporation formed in 1934 as Gold Bond Mining Company. The Company was organized to acquire and develop mineral properties in Washington State and the Inland Northwest.

During fiscal years 2000 and 1999, the Company made a strategic decision to sell its mineral properties, change its name, and reorganize its capital structure in an effort to favorably position itself to seek other profitable business opportunities.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.       SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES - Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

STOCK-BASED COMPENSATION - Stock-based compensation cost is accounted for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits continued application of the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost represents the fair value of the Company's common stock at the issue date.

LOSS PER SHARE - Basic loss per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Net loss per share amounts are based on the weighted average number of common stock shares outstanding during each period.

GOLD  BOND  RESOURCES,  INC.
NOTES  TO  FINANCIAL  STATEMENTS,  CONTINUED:


2.       SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  Continued:

NEW ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. The Company anticipates that the adoption of this Statement will not have a material affect on its financial statements.

FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS  -  The  carrying  amounts  of financial
instruments  including   cash,  accounts  payable,   and  advances   payable  to
stockholders  approximated  fair  value  as  of  July  31,  2000  and  1999.

3.     MINERAL  PROPERTIES

In 1935 and 1936, the Company acquired various patented and unpatented mining claims in or near the Blewitt Mining District of Chelan County, Washington, in exchange for shares of its common stock and cash. The claims were acquired for the eventual development of a gold mining operation on some or all of the properties. In 1999, the Company's management determined that the future possibilities for mine development on the properties were remote, and decided to sell the properties, allowing it to retire its financial obligations and generate working capital to locate other business opportunities.

In fiscal year 2000, the Company successfully negotiated the sale of its mineral properties for cash of $21,470, recognizing a gain on the sale of $8,970.

4.     ADVANCES  FROM  STOCKHOLDERS

At July 31, 1999, the Company had advances payable to certain stockholders of the Company of $6,800. The advances were payable on demand and accrued interest at 8%. At July 31, 1999, accrued interest on advances payable to stockholders was $1,046. In March 2000, the Company repaid advances payable to stockholders of $9,100 (including $2,300 advanced during the current year) plus accrued interest of $1,492 (including $466 of current year interest expense).

GOLD  BOND  RESOURCES,  INC.
NOTES  TO  FINANCIAL  STATEMENTS,  CONTINUED:

5.     STOCKHOLDERS'  EQUITY

In prior years, the Company's common stock traded on a local over-the-counter stock exchange. During recent periods, however, very little trading activity has taken place and no active market currently exists for the stock. Records of historical common stock sales separating the par value of common stock sold from additional paid-in capital do not exist and, accordingly, any additional paid-in capital from those sales is combined with the Company's accumulated deficit with no material effect on the financial statements.

In May 2000, at a special meeting of stockholders, the Company's stockholders resolved by majority vote to increase the authorized number of shares of common stock available for issue from 4,500,000 to 100,000,000, and to decrease the par value of the Company's common stock from $.05 per share to $.001 per share.

During fiscal year 2000, the Board of Directors issued certain current and former directors a total of 375,000 shares of the Company's common stock for services provided in prior years. In connection with the issue, the Company recognized compensation expense of $1,875, approximating the fair value of the shares at the time of issue.

During fiscal year 2000, the Company sold 2,261,170 shares of its common stock for $.005 per share, generating cash of $11,306. Of the shares of common stock sold during fiscal year 2000, 795,585 were sold to officers of the Company.

6.     INCOME  TAXES

At July 31, 2000 and 1999, the Company had a deferred tax asset of approximately $14,640, principally arising from net operating loss carryforwards for income tax purposes. As management cannot determine if it is more likely than not that the Company will receive the benefit of the asset, a valuation allowance equal to the full deferred tax asset has been established at both July 31, 2000 and 1999.

At July 31, 2000 and 1999, the Company had net operating loss carryforwards totaling approximately $43,000 which expire in the years 2004 through 2019.

7.     RELATED  PARTY  TRANSACTIONS

The Company has been furnished with certain unreimbursed management, administrative, accounting and consulting services by various related parties, which are not reflected in the financial statements. In addition to the related party transactions described in notes 4 and 5 to the financial statements, the Company paid $900 in fiscal year 2000 to a company controlled by an officer for stock quotation services provided the Company during the current and prior years.

                                    PART III

ITEM  1.     INDEX  TO  EXHIBITS.

(1)     Underwriting  agreement                                    N/A
(2)     Plan of acquisition, reorganization arrangement,
           liquid, or succession.                                  N/A
(3)     (i)     Articles of Incorporation                    Page
        (ii)    By  Laws                                     Page
(4)     Instruments defining the rights of holders, including
           indentures                                              N/A
(5)     Opinion  re:  legality                                     N/A
(6)     No exhibit required                                        N/A
(7)     [Removed  and  reserved]                                   N/A
(8)     Opinion  re: tax matters                                   N/A
(9)     Voting  trust  agreement                                   N/A
(10)     Material contracts                                        N/A
(11)     Statement  re:  computation  of  per  share  earnings     N/A
(12)     No  exhibit  required                                     N/A
(13)     Annual  or  quarterly  reports,  Form  10-Q               N/A
(14)     [Removed  and reserved]                                   N/A
(15)     Letter  on  unaudited  interim  financial  information    N/A
(16)     Letter  on  change  in  certifying  accountant            N/A
(17)     Letter  on  director  resignation                         N/A
(18)     Letter  on  change  in  accounting  principles            N/A
(19)     Reports  furnished  to  security  holders                 N/A
(20)     Other  documents  or  statements  to  security  holders   N/A
(21)     Subsidiaries  of  the  registrant                         N/A
(22)     Published report regarding matters submitted to vote      N/A
(23)     Consent  of  experts  and  counsel                        N/A
(24)     Power  of attorney                                        N/A
(25)     Statement  of  eligibility  of  trustee                   N/A
(26)     Invitations  for  competitive  bids                       N/A
(27)     Financial  Data  Schedule                 Filed Electronically Only
(28)     [Removed  and  reserved]
         [Reserved  (29)  through  (98)]
(99)     Additional  Exhibits                                      N/A

ITEM  2.     DESCRIPTION  OF  EXHIBITS.

Not  Applicable

SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

          Dated  this  9th  day  of  January,  2001.

                                   GOLD  BOND  RESOURCES,  INC.

                                    /s/ W. Sherwin Broadhead
                                   By:--------------------------------.
                                   W. SHERWIN BROADHEAD, PRESIDENT